UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
On February 23, 2026, Super Group (SGHC) Limited issued a press release announcing its financial results for the fourth quarter and full year of 2025, a raise in the minimum quarterly dividend target to 5.0 cents per share, up from 4.0 cents, a cash dividend of 5.0 cents per share, payable on March 31, 2026 to shareholders of record as of the close of business on March 16, 2026, the group entering into a multi-currency revolving credit facility and 2026 guidance.
A copy of the press release, which includes an an unaudited reconciliation of Adjusted EBITDA to profit before taxation for the three months and year ended December 31, 2025 and 2024, is attached hereto as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: February 23, 2026	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated February 23, 2026.

Exhibit 99.1